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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 19 )*

                                 DATASCOPE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    238113104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|     Rule 13d-1(b)

     |X|     Rule 13d-1(c)

     |_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages


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CUSIP No.238113104

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      Lawrence Saper

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

                    5       SOLE VOTING POWER
                            2,763,184

      NUMBER OF     6       SHARED VOTING POWER
       SHARES
    BENEFICIALLY            0
      OWNED BY
        EACH        7       SOLE DISPOSITIVE POWER
      REPORTING             2,763,184
       PERSON
         WITH       8       SHARED DISPOSITIVE POWER
                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,763,184

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  |X|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.6%

12       TYPE OF REPORTING PERSON (See Instructions)
         IN



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Item 1.     (a)    Name of Issuer:

                            Datascope Corp.

            (b)    Address of Issuer's Principal Executive Offices:

                            14 Philips Parkway
                            Montvale, New Jersey 07645

Item 2.     (a)    Name of Person Filing:

                            Lawrence Saper

            (b)    Address of Principal Business Office or, if none, Residence:

                            c/o Datascope Corp.
                            14 Philips Parkway
                            Montvale, New Jersey 07645

            (c)    Citizenship:

                            U.S.A.

            (d)    Title of Class of Securities:

                            Common Stock

            (e)    CUSIP Number:

                            238113104

Item 3. If this statement is filed pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
            (b) |_|    Bank as defined in section 3(a)(6) of the Act (15
                       U.S.C. 78c).
            (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
            (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e) |_| Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).



                                Page 3 of 6 pages



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            (f) |_|    Employee benefit plan or endowment fund in accordance
                       with Section 240.13d-1(b)(1)(ii)(F).
            (g) |_|    Parent holding company or control person in accordance
                       with Section 240.13d-1(b)(1)(ii)(G).
            (h) |_|    Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).
            (i) |_|    A church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3).
            (j) |_|    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a)      Amount Beneficially Owned:                2,763,184(1)

            (b)      Percent of Class: 17.6%

            (c)      Number of Shares as to which the person has:

                     (i)      sole power to vote or direct the vote - 2,763,184

                     (ii)     shared power to vote or direct the vote  - 0

                     (iii) sole power to dispose or direct the disposition of - 2,763,184

                     (iv) shared power to dispose or direct the disposition of- 0

------------

         1 Does not include 23,578 shares held in trust for the benefit of one of Mr. Saper's minor children and 14,503 shares held in trust for Mr. Saper's other minor child. The trustees of such trusts are Martin Nussbaum, a citizen of the United States residing at 335 Beechmont Drive, New Rochelle, New York 10804 and Carol Saper, a citizen of the United States residing at 812 Park Avenue, New York, New York. Does not include 3,150 shares owned by Carol Saper, Mr. Saper's wife. Lawrence Saper disclaims beneficial ownership of these shares. Does not include 124,787 shares which are owned by an irrevocable trust of which Carol Saper and Martin Nussbaum are Trustees. Mr. Saper will receive annual distributions from that trust equal to 55.5% of the trust's initial net fair market value until November 19, 1999; thereafter the sole beneficiaries are Mr. Saper's wife, Carol Saper, and his descendants. The Trustees have the sole right to vote and dispose of the shares. Mr. Saper disclaims beneficial ownership of these shares. Includes 545,000 shares which are subject to currently exercisable options which includes an option to purchase 500,000 shares, which option became exercisable on August 3, 1994, subject to certain conditions and 1,831 shares held in trust for Mr. Saper pursuant to the Issuer's 401(k) plan.

                                Page 4 of 6 pages


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Item 5.     Ownership of Five Percent or Less of a Class:

                     Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                     Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                     Not Applicable

Item 8.     Identification and Classification of Members of the Group:

                     Not Applicable

Item 9.     Notice of Dissolution of Group:

                     Not Applicable

Item 10.    Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 5 of 6 pages



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Lawrence Saper
                                           ----------------------------
                                            Name: Lawrence Saper
                                            Title: Chairman of the Board
                                                     and Chief Executive Officer


Date: February 10, 1999









                                Page 6 of 6 pages